SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 36225V104                                           Page 2 of 14 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            881,874
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        881,874
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      881,874
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 36225V104                                           Page 3 of 14 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            73,532
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        73,532
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,532
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 36225V104                                           Page 4 of 14 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            32,994
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        32,994
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,994
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 36225V104                                           Page 5 of 14 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            988,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        988,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      988,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 36225V104                                           Page 6 of 14 Pages

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            988,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        988,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      988,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 3 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation (the "Company"), 9 West 57th Street, New York, NY 10019.

Item 2: Identity and Background

Item 2 of the Schedule 13D is hereby amended and replaced by the following:

(a) "This statement is filed by Caxton International Limited, a British Virgin Islands corporation, Caxton Equity Growth LLC, a Delaware limited liability company, Caxton Equity Growth (BVI) Ltd., a British Virgin Islands corporation, Caxton Associates, L.L.C., a Delaware limited liability company, and Mr. Bruce Kovner. The persons listed on Schedule C, Schedule D and Schedule E (as filed with Amendment #2) are the directors and executive officers (the "Listed Persons") of Caxton International Limited, Caxton Equity Growth LLC and Caxton Equity Growth (BVI) Ltd., respectively.

(b)

      (i) "The address of Caxton International Limited is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (ii) The address of Caxton Equity Growth LLC is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

      (iii) The address of Caxton Equity Growth (BVI) Ltd. is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (iv) The address of Caxton Associates, L.L.C. is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

      (v) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

(c)

      (i) "The principal business of Caxton International Limited is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.

      (ii) The principal business of Caxton Equity Growth LLC is engaging in the trading and investing of primarily U.S. Exchange traded securities of U.S. issuers and, to a lesser extent, foreign issuers.

      (iii) The principal business of Caxton Equity Growth (BVI) Ltd. is engaging in the trading and investing of primarily U.S. Exchange traded securities of U.S. issuers and, to a lesser extent, foreign issuers.

      (iv) Caxton Associates is the trading advisor to Caxton International Limited and Caxton Equity Growth (BVI) Ltd., and the managing member of Caxton Equity Growth LLC.

      (v) The principal occupation of Mr. Kovner is Chairman of Caxton Corporation, a Delaware corporation, the address of which is 667 Madison Avenue, New York,

            NY 10021. Caxton Corporation is the manager and majority owner of Caxton Associates.

(d) "No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(e) "No person filing this statement has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)   "Mr. Kovner is a United States citizen."

Item 3: Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

      "A net aggregate of $239,811 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares (of Common Stock) since October 18, 1999. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

      "A net aggregate of $105,365 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth LLC acquired shares (of Common Stock) since October 18, 1999. The purchase price for such acquired shares was paid out of Caxton Equity Growth LLC's working capital.

      "A net aggregate of $237,924 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. acquired Shares (of Common Stock) since October 18, 1999. The purchase price for such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.

Item 4: Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by replacing it with the following two paragraphs:

            "The persons filing this Report have supported recent actions taken by the Company to restore its profitability but, (a) continue to believe that the Common Stock is under-valued, and (b) are concerned about management's failure to disclose their plans on monetizing, or transfering to shareholders their holding in Millenium Cell (MCEL), and (c) believe that management should take further steps to improve the quality of the Board of Directors and the company's operating management. We also believe that the company should consider additional steps to enhance shareholder value including: (i) the sale of the company in its entirety, (ii) the distribution of shares in certain operating subsidiaries including E-Learning and Hydromed, (iii) the distribution of all shares held in publicly traded companies that have not been sold for the specific purpose of paying down debt, (iv) that all outstanding loans to members of management should be paid off in full, or any stock secured by such loans should be forfeited in return for eliminating the debt, and (v) that the Class B Supervoting stock should be abolished as a class, as it is only available to select members of management, and, we believe, acts as a continued detriment to attracting either new investors, or potential buyers for the entire company. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of
      Item 4 of Schedule 13D.

            "Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

      (i) Caxton International Limited beneficially owns 881,874 shares of Common Stock (the "Shares"), representing approximately 7.4% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (ii) Caxton Equity Growth (BVI) Ltd. beneficially owns 73,532 shares of Common Stock (the "Shares"), representing approximately .6% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (iii) Caxton Equity Growth LLC beneficially owns 32,994 shares of Common Stock (the "Shares"), representing approximately .3% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      (c) Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between October 18, 2000 and November 3, 2000. See Schedule A and Schedule B for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC since October 18, 2000.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 13, 2000                    CAXTON INTERNATIONAL LIMITED

                                     By: /s/ Joseph Kelly
                                         ---------------------------------------
                                         Name:  Joseph Kelly
                                         Title: Vice President and Treasurer

                                     By: /s/ Maxwell Quin
                                         ---------------------------------------
                                         Name:  Maxwell Quin
                                         Title: Vice President and Secretary


                                     CAXTON EQUITY GROWTH LLC

                                     By: /s/ Scott B. Bernstein
                                         ---------------------------------------
                                         Name:  Scott B. Bernstein
                                         Title: Secretary, Caxton Associates,
                                                L.L.C., Manager


                                     CAXTON EQUITY GROWTH (BVI) LTD.

                                     By: /s/ Joseph Kelly
                                         ---------------------------------------
                                         Name:  Joseph Kelly
                                         Title: Vice President

                                     By: /s/ Maxwell Quin
                                         ---------------------------------------
                                         Name:  Maxwell Quin
                                         Title: Secretary


                                     CAXTON ASSOCIATES, L.L.C.

                                     By: /s/ Scott B. Bernstein
                                         ---------------------------------------
                                         Name:  Scott B. Bernstein
                                         Title: Secretary

                                         /s/ Bruce S. Kovner
                                     -------------------------------------------
                                     Bruce S. Kovner, by Scott B. Bernstein, as
                                     Attorney-in-Fact

                                                                      SCHEDULE A

Caxton International
      Limited

                                   No of Shares               Price Per Share
     Trade Date                  Purchased (Sold)         (Excluding Commission)

       24-Oct                                                    4.75000
                                       7,500
       25-Oct                                                    4.59380
                                      10,000
       25-Oct                                                    4.81150
                                      14,696
       26-Oct                                                    4.80560
                                       2,645
       27-Oct                                                    5.01920
                                       7,642
       30-Oct                                                    5.75000
                                      14,696
        2-Nov                                                    5.81250
                                     (20,500)
        3-Nov                                                    6.02500
                                      11,805

Caxton Equity Growth LLC

                                   No of Shares               Price Per Share
     Trade Date                     Purchased             (Excluding Commission)

       25-Oct                                                    4.81150
                                       3,227
       26-Oct                                                    4.80559
                                         581
       27-Oct                                                    5.01920
                                       1,678
       30-Oct                                                    5.75000
                                       3,227
        2-Nov                                                    5.81250
                                       6,100
        3-Nov                                                    6.02500
                                       4,085

                                                                      SCHEDULE A

                 Caxton Equity Growth (BVI) Ltd.

                                   No of Shares               Price Per Share
     Trade Date                     Purchased             (Excluding Commission)

         25-Oct                                                  4.81150
                                       7,077
       26-Oct                                                    4.80560
                                       1,274
       27-Oct                                                    5.01920
                                       3,680
       30-Oct                                                    5.75000
                                       7,077
        2-Nov                                                    5.81250
                                      14,400
        3-Nov                                                    6.02500
                                       9,110

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).